March 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian Morgan Youngwood Maryse Mills-Apenteng Mitchell Austin

Re:	E2open, Inc. Form 10-K for the Fiscal Year Ended February 28, 2014 File May 5, 2014 File No. 001-35598

Dear Ladies and Gentlemen:

On behalf of E2open, Inc. (the “Company”), this letter is being filed in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 26, 2015 (the “Comment Letter”) relating to the Company’s Form 10-K for Fiscal Year Ended February 28, 2014 (“Form 10-K”) filed with the Commission on May 5, 2014. In this letter, we have repeated the Staff’s comments from the Comment Letter in italicized, bold type and have followed the comment with the Company’s response.

We respectfully advise the Staff that we are concurrently submitting via EDGAR Amendment No. 1 to the 10-K (the “10-K/A”).

Form 10-K for the Fiscal Year Ended February 28, 2014

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 75

1.

We note from your response to prior comment 3 that you evaluate your customer arrangements on a total contract value basis and determined that you have no loss contracts. Please explain why you do not evaluate each element separately as part of a multiple element arrangement considering that you account for subscriptions and

U.S. Securities and Exchange Commission

March 12, 2015

support and professional services revenue as separate units of accounting and allocate revenue to each element of an arrangement based on a selling price hierarchy. Describe your process of assessing when an anticipated loss should be recognized for your professional service arrangements provided on a fixed-fee basis.

The Company respectfully advises the Staff that the total contract value in its multiple element arrangements are allocated to the separate units of accounting based on the fair value hierarchy. We evaluate the need for loss accrual on each unit of accounting. However, the allocation of total contract value to the separate units of accounting based on our fair value hierarchy has not resulted in the need for accrual of losses related to any individual unit of accounting. In addition, the Company evaluates stand-alone fixed fee arrangements on professional services when agreements are executed based on the hours expected to be incurred. After fixed fee professional services work commences, periodic re-evaluations are performed on the stand-alone fixed fee arrangements to ensure the expected hours are accurate.

Item 9A. Controls and Procedures, page 99

2.	We note your response to prior comment 4. Please amend your filing to provide management’s report on the internal control over financial reporting. We refer you to Item 308(a) of Regulation S-K.

In response to the Staff’s comment, the Company has included management’s report on internal control over financial reporting on pages 1-2 of the10-K/A.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 100

3.	We note your proposed disclosure provided in response to prior comments 6 and 8. Rather than cross-referencing a discussion of related party transactions in management’s discussion and analysis in your amended 10-K, please include under this heading your discussion of any related party transactions.

In response to the Staff’s comment, the Company has included such disclosure on pages 3-4 of the 10-K/A.

Exhibits 31.1 and 31.2

4.	We note your response to prior comment 9. Please amend your filing to include the correct certifications.

In response to the Staff’s comment, the Company is filing the corrected certifications as Exhibits 31.1 and 31.2 to the 10-K/A.

U.S. Securities and Exchange Commission

March 12, 2015

If you should have any further questions or comments please contact me at (650) 645-6500.

Sincerely,

E2OPEN, INC.

/s/ Peter J. Maloney

Peter J. Maloney

cc:	Mark E. Woodward, President and Chief Executive Officer, E2open, Inc.

Scott Miller, General Counsel, E2open, Inc.

Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.